

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2021

Patricia L. Cook
Chief Executive Officer
Finance of America Companies Inc.
909 Lake Carolyn Parkway, Suite 1550
Irving, TX 75039

      Re: Finance of America Companies Inc.
          Registration Statement on Form S-1
          Filed May 25, 2021
          File No. 333-256453

Dear Ms. Cook:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance